UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number 000-23423

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBA Defined Contribution Plan for Citizens and Farmers Bank

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

3600 La Grange Parkway

Toano, Virginia 23168

REQUIRED INFORMATION

The SBA Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2025 and 2024, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

SBA Defined Contribution

Plan for Citizens and Farmers Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SBA Defined Contribution Plan for Citizens and Farmers Bank (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our

opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2002.

/s/ Yount, Hyde & Barbour, P.C.

Roanoke, Virginia

June 17, 2026

SBA DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024

Assets

Investments, at fair value	$67,508,032	$59,696,598

Notes from participants	970,942	785,161
Dividends receivable	12,900	11,898

Total assets	68,491,874	60,493,657

Total liabilities	—	—

Net assets available for benefits	$68,491,874	$60,493,657

See Notes to Financial Statements.

SBA DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2025 and 2024

	2025	2024
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$7,749,070	$6,117,762
Interest and dividends	1,079,360	909,676
	8,828,430	7,027,438

Interest income on notes from participants	64,963	53,047

Contributions:
Employer	1,397,918	1,416,986
Participants	2,356,763	2,375,336
Rollover contributions	310,772	345,740
	4,065,453	4,138,062

Other income	321	462

Total additions	12,959,167	11,219,009

Deductions from net assets attributed to:
Benefits paid to participants	4,590,128	4,046,070
Administrative expenses	370,822	338,253
	4,960,950	4,384,323

Net increase in net assets available for benefits	7,998,217	6,834,686

Net assets available for benefits:
Beginning of period	60,493,657	53,658,971

End of period	$68,491,874	$60,493,657

See Notes to Financial Statements.

SBA DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.       Description of the Plan

The following description of the SBA Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation (the Corporation), pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code).  The Plan was established for the benefit of substantially all employees of the Bank and its wholly owned subsidiaries, C&F Wealth Management and C&F Finance Company, electing to participate in the Plan.  Employees are eligible to participate in the Plan on the first day of the calendar month after completing one month of service and must be eighteen years old or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Compensation Committee of the Corporation’s Board of Directors is responsible for oversight of the Plan. The executive officers of the Plan Sponsor determine the appropriateness of the Plan’s investment offerings based upon input from their investment advisors, monitor investment performance and report to the Compensation Committee.

Contributions

Each year, participants may contribute from 1% to 95% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Each new employee automatically becomes a participant in the Plan after satisfying the eligibility requirements and is deemed to have elected to make a pre-tax contribution of 2% of compensation unless an election is made for a different contribution amount or no contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan.  The Bank may also make a discretionary profit sharing contribution, determined annually by the Corporation’s Board of Directors.  This discretionary contribution is allocated in proportion to a participant’s eligible compensation in relation to the eligible compensation of all participants.  There were no discretionary profit sharing contributions approved by the Corporation’s Board of Directors during the Plan years ended December 31, 2025 and 2024. Contributions are subject to certain limitations as established by the Code.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions.  Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.  This decision is irrevocable.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any), and Plan earnings (losses) (based upon each participant’s investment elections), and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon.  Vesting in the portion of their accounts contributed by the Bank is based on years of vested service.  Participants vest 20% when credited with two years of vested service, and vesting then increases by 20% for each additional year of vested service until participants are 100% vested in the portion of their accounts contributed by the Bank, and earnings thereon, after six years of vested service.

Investment Options

Investment of all assets in the Plan is directed by individual participants.  Participants are given the option to direct account balances and all contributions made into various investment options consisting of managed, indexed or individual equity or fixed income funds.  Participants may choose to invest up to 20% (in increments of 1%) of their account balance and future contributions in the Corporation’s common stock (Employer Common Stock).  Participants may change their investment options daily.

Notes from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes.  The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant or beneficiary, as the case may be, and filed with the administrator at least 30 days before the benefit payment date.  A vested account balance greater than $1,000, but not over $7,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding.  A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $7,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

With regard to Roth 401(k) account balances, tax-free distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59½.  A participant’s death or disability also qualifies for a tax-free distribution.  If a distribution is made prior to satisfying the five-year holding period and age 59½ and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Effective January 1, 2025, the Plan was restated to allow in-service distributions on all contributions upon attainment of age 59 ½.

Forfeited Accounts

As of December 31, 2025 and 2024, forfeited nonvested account balances totaled $66,081 and $134,665, respectively. Amounts used to reduce the contributions required to be made by the Bank in 2025 and 2024 were $185,949 and $164,340, respectively.

Note 2.       Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s investment valuations utilizing information provided by the investment advisors and custodians. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes from Participants

Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent loans are treated as distributions based upon the terms of the Plan document. No allowance for credit loss has been recorded as of December 31, 2025 or 2024.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes from participants are charged directly to the participant’s accounts and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Note 3.       Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Accounting Standards Codification Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
	●	Quoted prices for similar assets or liabilities in active markets;
	●	Quoted prices for identical or similar assets or liabilities in inactive markets;
	●	Inputs other than quoted prices that are observable for the asset or liability;
	●	Inputs that are derived principally from or corroborated by observable market data, by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual Funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Funds:  Valued based on the NAV of units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value and is excluded from the fair value hierarchy. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Investments in collective trust funds valued at NAV as a practical expedient can generally be redeemed daily. The collective trust funds are primarily passive funds that provide daily liquidity with no prior notice for partipant transactions, and 2-day prior notice for plan sponsor transactions for the various plan investment options. Participant directed purchases and sales are transacted at the NAV.  There are no unfunded commitments for any of the collective trust funds that the trust invests in.

Employer Common Stock:  Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$15,970,797	$—	$—	$15,970,797
Employer Common Stock	2,035,964	—	—	2,035,964
Collective Trust Funds, Measured at NAV*	—	—	—	49,501,271
Total Investments Measured at Fair Value	$18,006,761	$—	$—	67,508,032

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$14,993,042	$—	$—	$14,993,042
Employer Common Stock	1,926,961	—	—	1,926,961
Collective Trust Funds, Measured at NAV*	—	—	—	42,776,595
Total Investments Measured at Fair Value	$16,920,003	$—	$—	59,696,598

* In accordance with subtopic 820, certain investments that were measured at NAV per share have not been included in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value to another. Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2025 and 2024, there were no significant transfers in or out of different levels.

Note 4.       Investments

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, appreciated in value by $7,749,070 and $6,117,762 during the Plan years ended December 31, 2025 and 2024, respectively.

Note 5.       Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 6.       Tax Status

The Plan has adopted a pre-approved plan document that has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020 stating that the form of the pre-approved plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since adopting the pre-approved plan document, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions.

Note 7.       Related-Party and Party-In-Interest Transactions

The Plan allows funds to be invested in the common stock of the Corporation, the parent company of the Plan Sponsor.  Therefore, the Corporation is a party-in-interest.  Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Certain Plan investments were managed by Voya Retirement Insurance and Annuity Company (Voya).  Voya serves as the trustee and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Voya provides certain administrative services to the Plan pursuant to an agreement between the Plan and Voya.  Voya receives revenue from mutual fund and collective trust fund service providers for services Voya provides to the funds.  This revenue is used to offset certain amounts owed to Voya for its administrative services to the Plan.

If the revenue received by Voya from such mutual fund or collective trust fund service providers exceeds the amount owed under the agreement, Voya remits the excess to the Plan’s trust.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  During 2025 and 2024, there were no such excess amounts.  The Plan or Plan Sponsor may make a payment to Voya for administrative expenses not covered by revenue sharing.

The Virginia Bankers Association Benefits Corporation receives fees from the Plan for serving in its capacity as the plan administrator and co-fiduciary of the Plan. These fees are included as a component of administrative expenses on the Statements of Changes in Net Assets Available for Benefits.

Note 8.       Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

Note 9.     Subsequent Events

There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date. The Plan has evaluated subsequent events through June 17, 2026, the date the financial statements were issued.  The Plan did not identify any recognized or nonrecognized subsequent events that would require adjustment to or disclosure in the Plan financial statements.

SBA DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 54-0169510 Plan No. 002

December 31, 2025

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,
or Similar Party	Par or Maturity Value	Value

Registered Investment Companies
American EuroPacific Growth Class R6 Fund	Mutual Fund	$956,700
Cohen & Steers Real Estate Securities Z Fund	Mutual Fund	466,739
DFA Emerging Markets Core Equity Fund	Mutual Fund	832,033
Fidelity 500 Index Fund	Mutual Fund	5,512,789
Fidelity Extended Market Index Fund	Mutual Fund	353,125
Fidelity Total International Index Fund	Mutual Fund	539,253
Fidelity US Bond Index Fund	Mutual Fund	790,408
JPMorgan Mid Cap Growth R6 Fund	Mutual Fund	1,391,420
Pimco RAE US Small Institutional Fund	Mutual Fund	875,259
Pimco Real Return Institutional Fund	Mutual Fund	151,427
State Street Short Term Investment Fund	Mutual Fund	76,158
Vanguard Equity Income Adm Fund	Mutual Fund	2,364,540
Victory Sycamore Established Value R6 Fund	Mutual Fund	1,200,168
*Voya Govt Money Market A Fund	Mutual Fund	70,157
*Voya Intermediate Bond R6 Fund	Mutual Fund	390,621
		15,970,797
Collective Trust Funds
Goldman Sachs Stable Value Institutional S Fund	Collective Trust Fund	5,392,922
Vanguard Target Retirement 2020 Trust II	Collective Trust Fund	1,887,506
Vanguard Target Retirement 2025 Trust II	Collective Trust Fund	5,555,512
Vanguard Target Retirement 2030 Trust II	Collective Trust Fund	7,938,095
Vanguard Target Retirement 2035 Trust II	Collective Trust Fund	8,448,680
Vanguard Target Retirement 2040 Trust II	Collective Trust Fund	3,313,267
Vanguard Target Retirement 2045 Trust II	Collective Trust Fund	4,120,163
Vanguard Target Retirement 2050 Trust II	Collective Trust Fund	3,630,470
Vanguard Target Retirement 2055 Trust II	Collective Trust Fund	1,884,851
Vanguard Target Retirement 2060 Trust II	Collective Trust Fund	1,279,389
Vanguard Target Retirement 2065 Trust II	Collective Trust Fund	327,630
Vanguard Target Retirement 2070 Trust II	Collective Trust Fund	26,185
Vanguard Target Retirement Income Trust II	Collective Trust Fund	965,009
Wasatch Core Growth CIT A Fund	Collective Trust Fund	451,050
Wilmng MFS Growth CIT S Fund	Collective Trust Fund	4,280,542
		49,501,271

Total mutual funds and collective trust funds		65,472,068

Common Stock
*C&F Financial Corporation	Employer Common Stock	2,035,964

Loans
*Notes from participants	Interest Rates Range from 3.50% to 8.75%;
	Maturity Dates through 2051	970,942

Total Assets Held for Investment		$68,478,974

*Denotes party-in-interest

EXHIBIT INDEX

Exhibit

23Consent of Independent Registered Public Accounting Firm

101

The following financial information from SBA Defined Contribution Plan for Citizens and Farmers Bank’s Annual Report on Form 11-K for the fiscal year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Net Assets Available for Benefits, (ii) the Statements of Changes in Net Assets Available for Benefits, and (iii) related notes to these financial statements.

104Cover page interactive data file formatted as Inline XBRL (included in Exhibit 101).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBA DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK

(Name of Plan)

Date	June 17, 2026	/s/ Jason E. Long

Jason E. Long, Chief Financial Officer
CITIZENS AND FARMERS BANK, Plan Administrator